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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                                         Commission File Number
                                                                ----------------

                          NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-KSB [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: March 31, 2000
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

TRANSPIRATOR TECHNOLOGIES, INC.
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Full name of registrant


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Former name if applicable

850-870 U.S. HIGHWAY #1
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Address of principal executive office (STREET AND NUMBER)

NORTH BRUNSWICK, NEW JERSEY 18902
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City, state and zip code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)   |   The reasons described in reasonable detail in Part III of this
           |   form could not be eliminated without unreasonable effort or
           |   expense;
           |
     (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and
           |
     (c)   |   The accountant's statement or other exhibit required by Rule
           |   12b-25(c) has been attached if applicable.

STATEMENT ATTACHED TO FORM 12b-25 NOTIFICATION OF LATE FILING

                                  ATTACHMENT A

The Company expects that results of operations for the year ended March 31, 2000 will be comparable to the year ended March 31, 1999 since the Company has been inactive.

                             PART III - NARRATIVE

An audit for the year ended March 31, 2000 is currently in process but has not been completed. The Company is in the process of obtaining necessary information from third parties which its auditors are requiring for completion of its audited financial statements for the year ended March 31, 2000. It is anticipated that the audit will be completed within the time to complete and file the Form 10KSB with the 15 day period following the prescribed due date.

The Company has been dormant since the filing of the Form 10-KSB for period ended March 31, 1999. As a result it has not filed the Forms 10QSB for the intervening periods until the filing of the Form 10-KSB for the period ending March 31, 2000.
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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             RAYMOND J. ROMANO              732                 246-5900
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

                                SEE ATTACHMENT A
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                        TRANSPIRATOR TECHNOLOGIES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        JUNE 29, 2000            By            RAYMOND J. ROMANO
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.